UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Z TRIM HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.00005

(Title of Class of Securities)

172570103

(CUSIP Number)

Farhad Zaghi
4020 Moorpark Avenue, #117
San Jose, CA 95117
408-296-5287

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172570103

1.	Names of Reporting Persons: NURIEEL AKHAMZADEH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Israel

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	5,000,000

8.	Shared Voting Power:	0

9.	Sole Dispositive Power:	5,000,000

10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A

13.	Percent of Class Represented by Amount in Row (11): 6.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 172570103

ITEM 1.	SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D Statement relates is the Common Stock, par value $0.00005 per share (the “Common Stock”) of Z Trim Holdings, Inc., an Illinois corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1011 Campus Drive, Mundelein, Illinois 60060.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Name of Person filing this Statement:

This Statement is being filed by Nurieel Akhamzadeh (the “Reporting Person”).

(b)	Residence or Business Address:

The business address of the Reporting Person is 4020 Moorpark Avenue, #117, San Jose, CA 95117

(c)	Present Principal Occupation and Employment:

The Reporting Person is engaged in the business of private investing.

(d)	Criminal Convictions:

The Reporting Person has not been charged or convicted in a criminal proceeding during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a citizen of Israel.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person received the subject shares (the “Shares”) as part of a settlement of certain litigation (the “Settlement”) between the Reporting Person, the Issuer and other persons, including the former chief executive officer and chairman of the board of the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person holds all of the Shares for general investment purposes. Except as set forth below, the Reporting Person has no current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

CUSIP No. 172570103

The Reporting Person reserves the right to acquire additional shares of Common Stock or to dispose of the Shares at any time and from time to time in privately negotiated transactions or in market transactions at prevailing prices.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

As of March 18, 2008, the Reporting Person beneficially owns 5,000,000 shares of Common Stock. As reported by the Issuer in its most recent Quarterly Report on Form 10-Q, there were 72,056,375 shares of common stock issued and outstanding.

(b)	Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has sole dispositive and voting power with respect to the 5,000,000 shares of Common Stock held by it.

(c)	Transactions Effected During the Past 60 Days:

In addition to that described elsewhere in this Statement, on or about March 11, 2008, the Reporting Person attempted to sell 92,254 of the Shares in ordinary market transactions. Following execution of such sale transactions, the Issuer directed its transfer agent to reject a previously accepted opinion of counsel covering a portion of the Shares, which resulted in such transactions being reversed by the selling broker and the transfer agent.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

CUSIP No. 172570103

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In connection with the Settlement, the Reporting Person or his designee is entitled to receive a warrant from the Issuer to purchase an additional 2,500,000 shares of Common Stock as soon as the Reporting Person’s beneficial interest falls below 4.99% of the issued and outstanding class of Common Stock. The warrant will be exercisable at price to be determined and will expire on February 08, 2011.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2008
/s/ Nurieel Akhamzadeh
Nurieel Akhamzadeh